UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Commission File Number 0001- 58255

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Contains only the financial statements for the fiscal year ended December 31, 2013

Matinas BioPharma Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-3011414
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1545 Route 206 South, Suite 302

Bedminster, New Jersey 07921

Telephone: 908-443-1860

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (908) 443-1860

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this Chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of April 10, 2014, there was no public trading market for the registrant’s common stock. There were 32,000,000 shares of the registrant’s common stock, $0.0001 par value per share, outstanding on April 10, 2014.

EXPLANATORY NOTE

On February 12, 2014, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-1 (Commission File No. 333-193455) (the “Form S-1 Registration Statement”), of Matinas BioPharma Holdings, Inc., relating to up to 28,000,000 shares of common stock which have been registered for resale by the selling stockholders named therein.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be.  Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form S-1 Registration Statement did not contain the certified financial statements of Matinas Biopharma Holdings, Inc. for the period January 1 to December 31, 2013; therefore, as required by Rule 15d-2, Matinas BioPharma Holdings, Inc. is hereby filing such certified financial statements of Matinas BioPharma Holdings, Inc. with the SEC under cover of the facing page of an Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Matinas BioPharma Holdings Inc. (formerly Matinas BioPharma Inc.)

We have audited the accompanying consolidated balance sheets of Matinas BioPharma Holdings, Inc. and Subsidiary (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the periods then ended and for the period from August 11, 2011 (date of inception) to December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Matinas BioPharma Holdings, Inc. and subsidiary as of December 31, 2013 and 2012, and the consolidated results of their operations and their consolidated cash flows for period then ended and for the period from August 11, 2011 (date of inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has recurring losses from operations and limited liquidity, together which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Iselin, New Jersey

April 7, 2014

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Page

Financial Statements

Consolidated Balance Sheets as of December 31, 2013 and December 31, 2012	3

Consolidated Statements of Operations for the periods ended December 31, 2013 and 2012 and Cumulative Period from August 11, 2011 (date of inception) to December 31, 2013	4

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) for the periods ended December 31, 2013 and December 31, 2012 and from August 11, 2011 (date of inception) to December 31, 2011	5

Consolidated Statements of Cash Flows for the periods ended December 31, 2013 and 2012 and Cumulative Period from August 11, 2011 (date of inception) to December 31, 2013	6

Notes to the Financial Statements	7

2

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Consolidated Balance Sheets

	December 31,	December 31,
	2013	2012

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$10,840,428	$424,364

Prepaid Expenses	84,493	-

Total Current Assets	10,924,921	424,364

Fixed Assets, net of accumulated depreciation of $1,131	93,057	-

Other assets including security deposit of $300 thousand	315,778	-

TOTAL ASSETS	$11,333,756	$424,364

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable	$396,768	$60,327
Accrued Expenses	462,200	-
Loans made by Founders	-	24,100

Total Current Liabilities	858,968	84,427

COMMITMENTS AND CONTINGENCIES

Redeemable Convertible Preferred Stock, $0.0001 par value: 925,926 issued and outstanding at December 31, 2012, none authorized at December 31, 2013	-	456,529

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred Stock, par value $0.0001, 10,000,000 authorized,none issued	-	-

Common Stock Par Value $ 0.0001, 150,000,000 Authorized, 32,000,000 Issued and outstanding as of December 31, 2013	3,200	1,000

Additional Paid in Capital, including $470,000 of restricted stock issued for services to be rendered	14,302,307

Deficit accumulated during the development stage	(3,830,719)	(117,592)

Total Stockholders' Equity (Deficit)	10,474,788	(116,592)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$11,333,756	$424,364

The accompanying notes are an integral part of these consolidated financial statements.

3

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Consolidated Statements of Operations

			Cumulative Period
			From August 11,
			2011
	For the Year Ended		(Date of Inception)
	December 31		To December 31,
	2013	2012	2013

REVENUES	$-	$-	$-

OPERATING EXPENSES

Research and development	1,761,486	78,846	1,841,515
General and administrative	1,950,952	37,229	1,988,515

Total Operating Expenses	3,712,439	116,075	3,830,031

Other expense, (net)	688	-	688

NET LOSS	$(3,713,127)	$(116,075)	$(3,830,719)

BASIC AND DILUTED
LOSS PER SHARE	$(0.20)	$(0.01)	$(0.28)
			.
WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	19,001,370	10,000,000	13,763,459

The accompanying notes are an integral part of these consolidated financial statements.

4

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity

							Deficit
							Accumulated
							During the	Total
	Redeemable Convertible Preferred Stock		Common Stock		Additional	Membership	Development	Stockholders'
MATINAS BIOPHARMA INC	(Shares)	(Amount)	(Shares)	(Amount)	Paid - in Capital	Units	Stage	Deficit
		$		$	$		$	$

Nereus Biopharma LLC. ownership units issued, August 11, 2011						2,000		2,000

Net loss for the year ended December 31, 2011							(1,517)	(1,517)

Balance at December 31, 2011	-	-	-	-		2,000	(1,517)	483

Conversion of LLC into Corporation and purchase of common stock			10,000,000	1,000				1,000

Repurchase of membership units						(2,000)		(2,000)

Series A Redeemable Convertible Preferred Stock issued on December 14, 2012 for cash at $ .54 per share, 1st tranche	925,926	500,000						-

Issuance cost paid in connection with Series A redeemable convertible preferred stock		(43,472)

Net loss for the year ended December 31, 2012							(116,075)	(116,075)

Balance at December 31, 2012	925,926	456,528	10,000,000	1,000		-	(117,592)	(116,592)

Series A Preferred Stock issued on February 1, 2013 for cash at $ .54 per share, 2nd tranche	555,557	300,001

Series A Preferred Stock issued on February 26, 2013 for cash at $ .54 per share, 3rd tranche	185,185	100,000

Series A Preferred Stock issued on April 1, 2013 for cash at $ .54 per share, 4rd tranche

Issuance cost paid in connection with Series A convertible preferred stock		(4,140)

MATINAS BIOPHARMA HOLDINGS INC.
Formation of Holdings (July 11, 2013) - Sale of 7,500,000 share and 3,750,000 warrants for $ 375,000			7,500,000	750	374,250			375,000

Sale of 250,000 warrants to Mr. Adam Stern (July 11, 2013) for $ 10,000 and related compensation charge of $ 108,316					118,316			118,316

Elimination of Matinas Biopharma Inc. equity (July 11, 2013) upon Merger	(1,851,852)	(952,389)	(10,000,000)	(1,000)				(1,000)

Issuance of shares in Matinas Holdings (July 11, 2013) to former shareholders of Matinas Biopharma Inc.			9,000,000	900	952,489			953,389

Sale of 500,000 warrants to Mr. Herb Conrad (July 30, 2013) for $ 20,000					20,000			20,000

Private Placement (July 30, 2013 and August 8,2013)			15,000,000	1,500	14,998,500			15,000,000
- 15,000,000 shares and warrants to purchase 7,500,000 shares
- 2,250,000 Placement Agent warrants

Private Placement Issuance Costs					(2,378,672)			(2,378,672)

Restricted Stock Grant of 500,000 shares to non-employee			500,000	50	469,950			470,000

Restricted Stock for services to be rendered					(463,562)			(463,562)

Stock Based Compensation - options					211,036			211,036

Net loss for the year ended December 31, 2013							(3,713,127)	(3,713,127)

Stock Holders Equity December 31,2013	-	$-	32,000,000	$3,200	$14,302,307	-	$(3,830,719)	$10,474,788.5

The accompanying notes are an integral part of these consolidated financial statements.

5

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA, INC.)

(A Development Stage Company)

Consolidated Statements of Cash Flows

			Cumulative Period
			From August 11,
			2011
			(date of inception)
	December 31,		to December 31,
	2013	2012	2013
Cash flows from operating activities:
Net loss	$(3,713,127)	$(116,075)	$(3,830,719)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,131		1,131
Share based compensation (options and restricted stock)	217,424		217,424
Share based compensation resulting from issuance of equity instruments below fair value	108,316		108,316
Changes in operating assets and liabilities
Security Deposit	(315,778)
Prepaid expenses	(84,493)	-	(84,493)
Other liabilities	462,250	-	462,250
Accounts payable	336,441	58,811	396,770

Net cash used in operating activities	(2,987,836)	(57,264)	(2,729,321)

Cash flows used by investing activities
Equipment Purchases	(94,188)	-	(94,188)

Net cash used in investing activities	(94,188)	-	(94,188)

Cash flows from financing activities:
Return of membership capital in LLC	-	(2,000)	(2,000)
Loans provided by founders	-	24,100	24,100
Repayment of loans provided by founders	(24,100)	-	(24,100)
Proceeds from membership units issued for cash	-		2,000
Proceeds from redeemable convertible preferred stock issued for cash	500,001	500,000	1,000,001
Preferred Stock issuance costs	(4,140)	(43,472)	(47,613)
Proceeds from common stock issued for cash	15,000,000	1,000	15,001,000
Common stock issuance costs	(2,378,672)		(2,378,672)
Proceeds from formation of holding's common stock	375,000		375,000
Proceeds from formation warrants	10,000		10,000
Proceeds from private placement warrants	20,000		20,000

Net cash provided by financing activities	13,498,089	479,628	13,979,716

Net increase in cash eqivalents	10,416,064	422,364	11,156,207
Cash and cash equivalents at beginning of period	424,364	2,000	-

Cash and cash equivalents at end of period	$10,840,428	$424,364	$11,156,207

Supplemental non-cash financing activities
Issuance of shares in Matinas Holdings (July 11, 2013)	$953,389	-	953,389
Issuance of private placement warrants as consideration for equity issuance costs	1,252,111	-	1,252,111
Issuance of restricted stock for services to be rendered	470,000	-	470,000

The accompanying notes are an integral part of these financial statements

6

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note A - Company Information And History

[1]	Corporate History

Matinas BioPharma Holdings Inc. (“Holdings”) is a Delaware corporation formed in 2013 and is the parent company of Matinas BioPharma, Inc., its operating subsidiary (“BioPharma” or “the Company”). Nereus BioPharma LLC, a Delaware limited liability company (and Matinas BioPharma’s predecessor) (“Nereus”) was formed on August 12, 2011. On February 29, 2012, Nereus converted from a limited liability company to a corporation and changed its name to Matinas BioPharma, Inc.

On July 11, 2013, and contemporaneously with the initial closing of the 2013 Private Placement, Matinas BioPharma Inc. entered into a Merger agreement (“Merger”) whereby it become a wholly owned subsidiary of Holdings to effect its recapitalization plan. In connection with the Merger, the stockholders of Matinas BioPharma Inc. become the stockholders of the Holdings and received an aggregate of 9,000,000 shares of Holdings common stock and warrants to purchase 1,000,000 shares of Holdings common stock. See Note D for further discussion. For financial reporting purposes the accounting acquirer is Matinas BioPharma Inc., and accordingly, the historical financial statements of Matinas BioPharma Inc. are the continuing financial statements of the entity. In July and August of 2013, the Company completed the 2013 Private Placement, under which the Company sold an aggregate of 15,000,000 shares of common stock and warrants to purchase an aggregate of 7,500,000 shares of common stock. See Note D for further discussion. On February 12, 2014, the Company’s S-1 regarding the resale of common stock was declared effective by the Securities and Exchange Commission, making Matinas BioPharma Holdings a publicly reporting company.

[2]	Proprietary Product and Technology Portfolios

Matinas is a development stage biopharmaceutical company with a focus on identifying and developing novel pharmaceutical products for the treatment of abnormalities in blood lipids, referred to as dyslipidemia, and the treatment of cardiovascular disease.

The Company is primarily focused on developing MAT9001 through approval with the United States Food and Drug Administration (“FDA”), with a primary indication for the treatment of severe hypertriglyceridemia. Severe hypertriglyceridemia refers to a condition in which patients have high blood levels of triglycerides (>500 mg/dl) and is recognized as an independent risk factor for pancreatitis.

The Company’s MAT9001 development approach for the severe hypertriglyceridemia indication is similar to the clinical trial design used by other pharmaceutical companies for FDA approval of other omega-3 fatty acid based products. By designing MAT9001 development for this indication in a manner consistent with the established FDA guidance, the Company believes the required clinical development program for MAT9001 is more predictable and relatively lower in risk compared to other typical clinical development programs in the cardiovascular field.

[3]	Business Risks

The Company's operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company's products, any changes in the regulatory environment and FDA requirements for approval within the dyslipidemia field, the Company's ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, Company products, the Company's ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company's ability to raise capital.

7

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note B - Going Concern And Plan Of Operation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.

The Company has experienced net losses and negative cash flows from operations each period since its inception. Through December 31, 2013, the Company had an accumulated deficit of approximately $3.8 million. The Company’s operations have been financed through advances from officers and directors and from outside capital. The Company’s net loss for the year ended December 31, 2013 was approximately $3.7 million.

The Company has been engaged in developing MAT9001 since 2011. To date, the Company has not generated any revenue from MAT9001 and the Company expects to incur significant expenses to complete clinical work and to prepare MAT9001 for Phase III trials in the United States. The Company may never be able to obtain regulatory approval for the marketing of MAT9001 in any indication in the United States or internationally and even if the Company is able to commercialize MAT9001 or any other product candidate, there can be no assurance that the Company will generate significant revenues or ever achieve profitability.

Assuming the Company obtained FDA approval, which the Company does not expect to receive prior to at least 2017, the Company expects that its expenses will increase if the Company reaches commercial launch of MAT9001. The Company also expects that its research and development expenses will continue to increase as it moves forward for other indications for MAT9001 and diversifies its R&D portfolio. As a result, the Company expects to continue to incur substantial losses for the foreseeable future, and these losses will be increasing.

The Company is in the process of seeking an additional fund raising transaction, which will be required to complete planned clinical and operational activities related to MAT9001.  Without such additional funding, the Company is anticipating that the existing cash balance on hand at December 31, 2013 would be sufficient to meet operating activities until approximately December 2014. The Company’s recurring losses from operations, and need for additional funding, raise substantial doubt about its ability to continue as a going concern, and as a result, the Company’s independent registered public accounting firm included an explanatory paragraph in its report on the Company’s financial statements as of and for the year ended December 31, 2013 with respect to this uncertainty.

Note C - Summary Of Significant Accounting Policies

[1]	Basis of Presentation

The accompanying consolidated financial statements include the consolidated accounts of Matinas BioPharma Holdings Inc. (Holdings) and its wholly owned subsidiary, Matinas BioPharma Inc. Matinas BioPharma Inc. is the operational subsidiary of Holdings.

8

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note C - Summary Of Significant Accounting Policies (Continued)

[2]	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3]	Cash and Cash Equivalents

For purposes of financial statement presentation the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

[4]	Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Cash balances are maintained principally at two major U.S. financial institutions and are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to regulatory limits. At various times throughout the year, the Company's cash balances exceeded the FDIC insurance limit. The Company has not experienced any losses in such accounts.

[5]	Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the Company property, plant, and equipment range from three to ten years. Capitalized costs associated with leasehold improvements are depreciated over the lesser of the useful life of the asset or the remaining life of the lease.

[6]	Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates.

The Company adopted the provisions of ASC 740-10 and has analyzed its filing positions in 2013 and 2012 in jurisdictions where it may be obligated to file returns. The Company believes that its income tax filing position and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties as of December 31, 2013 and 2012. In addition, future changes in unrecognized tax benefits will have no impact on the effective tax rate due to the existence of the valuation.

Since the Company incurred net operating losses in every tax year since inception, 2011 and 2012 income tax returns are subject to examination and adjustments by the IRS for at least three years following the year in which the tax attributes are utilized.

9

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note C - Summary Of Significant Accounting Policies (Continued)

[7]	Shared-Based Compensation

The Company accounts for stock-based payments to employees in conformity with the provisions of ASC Topic 718, “Share Based Payments”. Stock-based payments to employees consist of stock options grants and restricted shares that are recognized in the statement of operations based on their fair values at the date of grant.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC Topic 505, subtopic 50, Equity-Based Payments to Non-Employees based upon the fair-value of the underlying instrument. The equity instruments, consisting of stock options granted to consultants, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the period which services are received.

The Company calculates the fair value of option grants utilizing the Black-Scholes pricing model, and estimates the fair value of the restricted stock based upon the estimated fair value or the common stock. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The authoritative guidance requires forfeitures to be estimated at the time stock options are granted and warrants are issued and revised. If necessary in subsequent periods, an adjustment will be booked if actual forfeitures differ from those estimated. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee and non-employee termination patterns.

The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the requisite service period of the award.

[8]	Financial Instruments

Accounting considerations

The Company evaluates the terms of the equity instruments to determine whether any embedded derivatives or other features required liability classification. The Company’s instruments did not contain any features that would require liability or derivative accounting treatment in 2011 through December 31, 2013.

10

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note C - Summary Of Significant Accounting Policies (Continued)

[8]	Financial Instruments (Continued)

July and August 2013 issuance pursuant to Private Placement

The Company allocated the aggregate proceeds of the units sold between the warrants and the common stock based on their relative fair values.

The fair value of the warrants issued to unit holders is calculated utilizing the Black-Scholes option-pricing model and similar assumptions as described in Note G.  Since these warrant instruments were considered equity instruments, the allocation did not change the total amount of additional paid in capital.

As discussed in Note F, the placement agent was issued warrants as part of their cost of raising the funds in the private placement.  The fair value of the warrants issued to the placement agent was calculated utilizing the Black-Scholes option-pricing model and similar assumptions as described in Note F, and is considered a component of equity (no net effect on Additional Paid In Capital), and amounted to $1,252,111 at the date of issuance.

2012 Matinas BioPharma Inc. Series A Convertible Redeemable Preferred Stock issuance

Prior to the merger transaction described in Note D, Matinas BioPharma Inc. had issued shares of Series A Convertible Redeemable Preferred Stock ("Preferred Stock") to investors.  The Preferred shares were converted to common shares of Holdings as part of the Merger transaction.

The Preferred Stock entitled the holder to voting rights, and it did not accrue a dividend at a stated rate.  The term of the Preferred Stock also had included options for conversion into common stock and potential redemption by the Company if certain conditions were met. The Company determined that the Preferred Stock host contract was more akin to an equity instrument and that its embedded conversion feature was clearly and closely related to the host. Accordingly, the entire Preferred Stock instrument was accounted as an equity instrument and no bifurcation was necessary. Furthermore, because of the contingent redemption option, the Company had classified the Preferred Stock in mezzanine, outside of the permanent equity, on the financial statements.

The Company also considered whether or not a beneficial conversion feature was required to be recorded pursuant to ASC 470-20 and noted that since the fair market value of the common stock approximated the conversion price at the time of the issuance, no beneficial conversion feature existed.

[9]	Fair Value Measurements

ASC 820 “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

•	Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

11

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note C - Summary Of Significant Accounting Policies (Continued)

[9]	Fair Value Measurements (Continued)

•	Level 2 - Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

The carrying amounts of cash and cash equivalents, other current assets, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments.

[10]	Basic Net Loss per Common Share

Basic net loss per common share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted net loss per common share is the same as basic net loss per common share because the Company incurred a net loss during each period presented, and the potentially dilutive securities from the assumed exercise of all outstanding stock options, warrants would have an antidilutive effect. As of December 31, 2013 and 2012 the number of shares issuable upon the exercise of stock options, warrants, and shares held in escrow was 18,410,000 and 0, respectively.

[11]	Revenue Recognition

The Company will develop an appropriate revenue recognition policy when planned anticipated future commercial operations commence.

[12]	Research and Development

Research and development costs are charged to operations as they are incurred. Legal fees and other direct costs incurred in obtaining and protecting patents are also expensed as incurred, due to the uncertainty with respect to future cash flows resulting from the patents and our included as part of General and Administrative expenses.

12

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note D – Formation And Reverse Acquisition of Matinas Biopharma Holdings

Formation

In May 2013, Holdings was formed solely to prepare the Company for the capital raising transaction described below under “2013 Private Placement”. As part of the formation of Holdings, Holdings sold an aggregate of 7,500,000 shares of Holdings’ common stock and 3,750,000 warrants to purchase 3,750,000 shares of its common stock at an exercise price of $2.00 per share, for an aggregate of $375,000 (at a purchase price of $0.10 for two shares and one warrant), including 2,000,000 shares and warrants to purchase 1,000,000 shares of its common stock to Adam Stern and entities owned by Mr. Stern. Mr. Stern is an affiliate of Aegis Capital Corp., the placement agent in Holdings’ private placement in 2013 described below under 2013 Private Placement and a member of the board of directors of Holdings. The net cash proceeds of $375,000 has been reflected in the total equity for Holdings. The remaining 5,500,000 shares of its common stock and 2,250,000 warrants to purchase 2,250,000 shares of its common stock were sold to third parties, including certain representatives of Aegis Capital Corp., the placement agent for the 2013 Private Placement.

The aggregate proceeds of the units sold ($375,000 gross proceeds) were allocated between the warrants and the common stock based on their relative fair values which amounted to approximately $300,000 allocated to the common stock and $75,000 allocated to the warrants.

In addition, Holdings also offered and sold to Mr. Stern 250,000 warrants to purchase an additional 250,000 shares of its common stock at an exercise price of $2.00 per share, for which he paid $10,000 (at a purchase price of $0.04 per warrant) (the “Formation Warrants”) for his effort in connection with the transaction. These additional Formation Warrants offered to Mr. Stern are compensatory for his services in connection with structuring the formation transaction and were sold at a lower price than the fair value of $0.47 per warrant. The difference of the fair value of the warrants and the cash proceeds in the amount of $108,316 was recorded as acquisition costs incurred in connection with this transaction, and included in general and administrative expenses. Mr. Stern is an affiliate of Aegis Capital Corp., the placement agent in Holdings’ 2013 Private Placement and became a director of Holdings in connection with the transactions described below.

Merger

In July 2013, Matinas BioPharma entered into the Merger Agreement with Merger Sub, a wholly owned subsidiary of Holdings. Pursuant to the terms of the Merger Agreement, as a condition of and contemporaneously with the initial closing of the 2013 Private Placement, Merger Sub merged with and into Matinas BioPharma and Matinas BioPharma became a wholly owned subsidiary of Holdings.

In connection with the Merger, all shares of common stock and preferred stock of Matinas BioPharma were cancelled, and the stockholders of Matinas BioPharma received an aggregate of 9,000,000 shares (approximately 28.5% of the issued common shares) of Holdings’ common stock and warrants to purchase 1,000,000 shares of Holdings’ common stock at an exercise price of $2.00 per share (the “Merger Warrants”). As a result of this Merger, the shareholders of Matinas BioPharma became shareholders of Holdings, and the respective holdings of management are as follows: Herbert Conrad, Chairman of the Board, who received 351,563 shares of Holdings’ common stock and 250,000 Merger Warrants; Roelof Rongen, President and Chief Executive Officer, who received 3,417,186 shares of Holdings’ common stock, Abdel A. Fawzy, Executive Vice President, Pharmaceutical Development and Supply Chain Development, who received 1,708,593 shares of Holdings’ common stock; George Bobotas, executive vice president and chief scientific officer, and his spouse, who received an aggregate of 1,366,875 shares of Holdings’ common stock; Jerome Jabbour, Executive Vice President, Chief Business Officer and General Counsel, who received 759,374 shares of Holdings’ common stock and Stefano Ferrari, a member of the board of directors, through an entity controlled by him, received 351,563 shares of Holdings’ common stock and 250,000 Merger Warrants.

13

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note D – Formation And Reverse Acquisition of Matinas Biopharma Holdings (continued)

After consummation of the Merger transaction, the management of Matinas BioPharma became the management of Holdings and the board representatives consisted of four former Board members of Matinas BioPharma and Mr. Adam Stern as the Aegis Capital Corp. nominee. Because Holdings was formed solely to effect the Merger and the 2013 Private Placement, with no operations, and assets consisting solely of cash and cash equivalents, the Company accounted for the Merger as a reverse acquisition. The legal acquiree Matinas BioPharma becomes the successor entity, and its historical results became the historical results for Holdings (the legal acquirer and the registrant). The Statement of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) reflects the recapitalization of Matinas BioPharma equity as a result of this reverse acquisition.

2013 Private Placement

In July and August 2013, Holdings completed the 2013 Private Placement, under which it sold an aggregate of 15,000,000 shares of its common stock and warrants to purchase an aggregate of 7,500,000 shares of Holdings’ common stock with an exercise price of $2.00 per share, which warrants are exercisable for a period of five years from the initial closing date (the “Investor Warrants”). The aggregate gross proceeds of the units sold ($15,000,000 gross proceeds) were allocated between the warrants and the common stock based on their relative fair values which amounted to approximately $11,983,000 allocated to the common stock and $3,017,000 allocated to the warrants. One of the units was sold to Mr. Herb Conrad for the full offering price of $250,000, and consisted of 250,000 shares of common stock and 125,000 Warrants.

Aegis Capital Corp. acted as the Placement Agent for the 2013 Private Placement (the “Placement Agent”). The gross proceeds to Holdings from the 2013 Private Placement were $15 million. In connection with the 2013 Private Placement, the Placement Agent received a cash placement agent fee of $1,500,000 and a non-accountable expense allowance of $450,000. In addition, as part of its compensation for acting as placement agent for the 2013 Private Placement, Holdings issued (x) warrants to the Placement Agent to purchase 750,000 shares of its common stock with an exercise price of $2.00 per share and (y) warrants to the Placement Agent to purchase 1,500,000 shares of its common stock with an exercise price of $1.00 per share. These warrants contain a “cashless exercise” feature and are exercisable at any time prior to July 30, 2018. The fair value of such warrants at the date of issuance was approximately $1,252,000 using assumptions similar to those described in Note G and was recorded as part of equity, together with the other sales of common stock and warrants and not as a separate entry in the statement of stockholders equity for this stock issuance cost.

In connection with the closing of the 2013 Private Placement, the Placement Agent had a right to appoint one out of five members of Board of Directors of Holdings for a two-year term from the initial closing (the “Aegis Nominee”). Adam Stern was appointed to the Board of Directors at the initial closing and his successor, if any, will be chosen by the Placement Agent, subject to the reasonable approval of Holdings and the Voting Agreement described below. Holdings agreed to engage the Placement Agent as its warrant solicitation agent in the event the Investor Warrants and the Offering Warrants are called for redemption and shall pay a warrant solicitation fee to the Placement Agent equal to five (5%) percent of the amount of funds solicited by the Placement Agent upon the exercise of the Investor Warrants and the Offering Warrants following such redemption.

After the consummation of the Merger and the 2013 Private Placement, the former shareholders of Matinas BioPharma held 28.5% of the common stock of Holdings by category of these transactions and approximately 30% when the additional shares purchased by Mr. Conrad in the 2013 Private Placement are included.

The private placement issuance cost totaled approximately $2.4 million of which $1.95 million was related to Placement Agent cash fees and expenses, $425,000 related to external legal costs and the remaining balance in other costs directly and incrementally attributable to the private placement funds raised. These costs are reflected as an offset to additional paid in capital.

Warrant Private Placement

Contemporaneously with the initial closing of the 2013 Private Placement, Holdings offered to all former preferred stockholders of Matinas BioPharma the right to purchase additional warrants with an exercise price of $2.00 per share of its common stock at a purchase price of $0.04 per warrant. Only Mr. Conrad exercised such right. As a result, Holdings sold 500,000 Private Placement Warrants to Herbert Conrad, the Chairman of the Board, for net cash proceeds of $20,000.

14

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note D – Formation And Reverse Acquisition of Matinas Biopharma Holdings (continued)

Summary of Changes in Capitalization

The following summarizes the capital structure before and after the Merger.

Investor Group	Matinas BioPharma Inc. (Accounting Acquirer)	Holdings (Accounting Acquiree)

Former preferred and common shareholders	10,000,000 shares of common and 1,851,852 shares of preferred stock	9,000,000 shares of commons stock (28.6% of aggregate common stock holdings) and 1,500,000 warrants (1)

$0.10 unit purchasers, including Mr. Adam Stern and certain representatives of Aegis Capital	none	7,500,000 shares of commons stock (23.8% of aggregate common stock holdings) and 4,000,000 warrants (2)

2013 Private Placement Investors	none	15,000,000 shares of common stock (47.7% of the aggregate common stock holdings) and 7,500,000 warrants (3)

Aegis Capital Corporation	none	2,250,000 warrants

1.	Includes 500,000 warrants purchased my Mr. Conrad - see Warrant Private Placement section.
2.	Includes 2,250,000 warrants issued in connection with the placement agent fees, 3,750,000 issued in connection with the sale of units at the Formation and 250,000 warrants purchased by Mr. Stern - see section entitled "Formation"
3.	From the 2013 Private Placement, and includes 1 unit purchased by Mr. Conrad for $ 250,000 at the full price paid by all third party investors.

Registration Rights and Other

In connection with the 2013 Private Placement, Holdings entered into a registration rights agreement with the private placement investors, the Placement Agent and the holders of its outstanding warrants. Holdings was required to file with the SEC no later than October 7, 2013 (the “Filing Deadline”), a registration statement covering the resale of the shares of common stock and the shares of common stock underlying the warrants, issued in the 2013 Private Placement, as well as the shares of common stock underlying the Formation Warrants, the Merger Warrants, and the Private Placement Warrants. The Company is also required to use commercially reasonable efforts to have the registration statement declared effective within one hundred and fifty (150) days after the registration statement is filed (the "Effectiveness Deadline"), and to keep the registration statement continuously effective under the Securities Act of 1933, as amended (the “Securities Act”), until the earlier of the date when all the registrable securities covered by the registration statement have been sold or such time as all of the registrable securities covered by the registration statement can be sold under Rule 144 without any volume limitations. If this registration statement is not declared effective on or before the Effectiveness Deadline, Holdings shall pay to each holder of registrable securities purchased in the 2013 Private Placement an amount in cash equal to one half of one percent (0.5%) of such holder’s investment amount on every thirty (30) day anniversary of such Effectiveness Deadline until such failure is cured. The payment amount shall be prorated for partial thirty (30) day periods. The maximum aggregate amount of payments to be made by the Company as the result of such failures shall be an amount equal to 6% of each holder’s investment amount. Notwithstanding the foregoing, no payments shall be owed with respect to any period during which all of the holder’s registrable securities may be sold by such holder without restriction under Rule 144. The Company’s registration statement was declared effective by the Securities and Exchange Commission on February 12, 2014 therefore no liability for the above provision has been recognized. However, assessments will be made on a quarterly basis, until all the securities can be sold without restriction under Rule 144.

15

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note D – Formation And Reverse Acquisition of Matinas Biopharma Holdings (continued)

At the closing of the 2013 Private Placement, Holdings entered into a consulting agreement with the Placement Agent. The consulting agreement has a term of 12 months pursuant to which the Placement Agent receives $20,000 per month. Through December 31, 2013, the Company recorded $ 80,000 in its statement of operations.

Through December 31, 2013 approximately $152,000 in professional fees related to this registration statement have been incurred, and are included in general and administrative expenses, since they are not directly related to the fund raising.

Note E - Prepaid Asset

In March 2013, the Company entered into a rights agreement with a manufacturer to insure the use of a dedicated Good Manufacturing Process (GMP) suite to produce Active Pharmaceutical Ingredient (API) for MAT 9001 during the development phase. These right costs of approximately $34,000, which was paid during the nine months ended September 30, 2013 are included in prepaid expenses and will be amortized over 20 months on a straight line basis.

Note F - Stock Holders Equity

Preferred Stock – Matinas BioPharma Inc.

Prior to July 11, 2013 the Company was authorized to issue up to 6,481,481 shares of redeemable convertible preferred stock, par value $0.0001 per share, with such designations, rights, and preferences as may be determined from time to time by the Company Board of Directors.. Among other features, shares of Series A Convertible Redeemable Preferred Stock were redeemed by the Company at a price equal to the Series A Original Issue Price per share, plus all declared but unpaid dividends thereon in two annual installments commencing not more than 90 days after receipt by the Company at any time on or after October 2017 (fifth anniversary of initial public offering closing), from the holders of at least a majority of the then outstanding shares of Series A Convertible Redeemable Preferred Stock, of written notice requesting redemption of all shares of Series A Convertible Redeemable Preferred Stock.  The Company was required to redeem, on a pro-rata basis in accordance with the number of shares of Series A Convertible Redeemable Preferred Stock owned by each holder. This instrument was classified outside of permanent equity in the accompanying consolidated balance sheet.

As part of the formation and reverse acquisition of Matinas BioPharma Holdings discussed in Note D all authorized Preferred Shares of Matinas BioPharma Inc. were canceled and exchanged for Holding’s common shares. There were no shares of the redeemable convertible preferred stock outstanding at December 31, 2013, and this instrument is no longer authorized by the Company articles of incorporation.

16

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note F - Stock Holders Equity (continued)

Warrants

As of December 31, 2013, the Company had outstanding warrants to purchase an aggregate of 15,250,000 shares of common stock at exercise prices ranging from $1.00 to $2.00 per share.

The Warrants are exercisable immediately upon issuance and have a five-year term. The Warrants may be exercised at any time in whole or in part upon payment of the applicable exercise price until expiration of the Warrants. No fractional shares will be issued upon the exercise of the Warrants. All of the Warrants may be exercised on a “cashless” basis in certain circumstances. However, since all such cashless exercises are settled on a net share basis, the exercise price and the number of warrant shares purchasable upon the exercise of the Investor Warrants are subject to adjustment upon the occurrence of certain events, which include stock dividends, stock splits, combinations and reclassifications of the Company capital stock or similar “organic changes” to the equity structure of the Company. Accordingly, pursuant to ASC 815, the warrants are classified as equity in the accompanying statement of stockholder’s Equity.

The Company may call the Warrants, other than the Placement Agent Warrants, at any time the common stock trades above $5.00 for twenty (20) consecutive days following the effectiveness of the registration statement covering the resale of the shares of common stock underlying the Warrants, provided that the Warrants can only be called if such registration statement is current and remains effective at the time of the call and provided further that the Company can only call the Investor Warrants for redemption, if it also calls all other Warrants for redemption on the terms described above. The Placement Agent Warrants do not have a redemption feature. Such term is a contingent feature and within the control of the Company, therefore does not require liability classification.

A summary of equity warrants outstanding during 2013 is presented below, all of which are fully vested.

Shares

July 11, 2013 formation of Holdings, 4,000,0000 warrants issued, terms 5 years, exercisable at $ 2.00, including 250,000 warrants sold to Mr. Adam Stern	4,000,000
July 11, 2013 recapitalization of Matinas BioPharma Inc. 1,000,000 warrants issued, terms 5 years, exercisable at $ 2.00	1,000,000
July and August,2013 completion of Private Placement, 7,500,000 warrants issued, terms 5 years, exercisable at $ 2.00	7,500,000
July 30, 2013 Placement Agent warrants issued as part of compensation for Private Placement. Terms 5 years, exercisable at $ 2.00	750,000
July 30. 2013 Placement Agent warrant issued as part of compensation for Private Placement. Terms 5 years exercisable at $ 1.00	1,500,000
July 30, 2013 500,000 warrants sold to Chairman of Board Mr. Herb Conrad for $ 20,000. Terms 5 years, exercisable at $ 2.00 per share	500,000
Total Warrants Outstanding at December 31, 2013	15,250,000

17

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note G - Share Based Compensation

Valuation of common stock

The Company was privately held with no active public market for its common stock. Therefore, management has for financial reporting purposes determined the estimated per share fair value of the Company’s common stock and redeemable convertible preferred stock using valuation consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” also known as the Practice Aid. This valuation was performed with the assistance of a third-party valuation specialist. The Company performed its valuation as of September 1, 2013. In conducting its valuation, management considered all objective and subjective factors that it believed to be relevant, including management’s best estimate of the Company’s business condition, prospects and operating performance at the valuation date. Within the valuation performed, a range of factors, assumptions and methodologies were used. The significant factors included external market conditions affecting the biotechnology industry, trends within the biotechnology industry, the prices at which the Company sold shares of preferred stock, the superior rights and preferences of the preferred stock relative to common stock at the time of each grant, the results of operations, financial position, status of research and development efforts, stage of development and business strategy, the lack of an active public market for the common and preferred stock, and the likelihood of achieving a liquidity event such as an initial public offering (IPO) or sale of the Company in light of prevailing market conditions. Such analysis resulted in an estimated fair value of common stock to be $0.94 per share. Management does not believe there is a significant change in the value of the common stock between September 1 and December 31, 2013, since the Company had not raised any additional capital or completed any major clinical activities in that period.

Stock Options

In August 2013, the Company adopted the 2013 Equity Compensation Plan (the “Plan”), which provides for the granting of incentive stock options, nonqualified stock options, restricted, stock units, performance units, and stock purchase rights. Options under the Plan may be granted at prices not less than 100% of the fair value of the shares on the date of grant as determined by the Board Committee. The Board Committee determines the period over which the options become exercisable subject to certain restrictions as defined in the Plan, with the current outstanding options generally vesting over three years. The term of the options is no longer than ten years. The Company currently has reserved 8,250,000 shares of common stock for issuance under the plan.

During the twelve months ended December 31, 2013, the Company granted stock options to certain employees and non-employees. Stock-based compensation expense recognized during twelve months ended December 31, 2013, includes compensation expense for stock-based awards granted to employees and non-employees based on the grant date fair value estimated in accordance with the provisions of ASC 718 and amounted to approximately $211,000. The unrecognized compensation expense related to stock option grants as of December 31, 2013 was approximately $1,737,000 which will be recognized over approximately the next four years. During 2013, options granted to employees and directors had a vesting period of 3 years and a term of 10 years. Options granted to non-employees (e.g. consultants/contractors) had a vesting period of 4 years combined with performance targets for vesting a percentage of the grant, with a term of 10 years.

The Plan is the only active plan pursuant to which options to acquire common stock or restricted stock awards can be granted and are currently outstanding. As of December 31, 2013, there were approximately 5,090,000 shares of the Company common stock available for issuance under the Plan.

18

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note G – Share based compensation (Continued)

Stock Options (Continued)

As of December 31, 2013, the Company had outstanding options to purchase an aggregate of 3,160,000 shares of the Company common stock with an exercise price of $0.94 price. At December 31, 2013, 321,347 options vested at a weighted average exercise price of $0.94 per share. The computation of the aggregate intrinsic value is based upon the difference between the original exercise price of the options and the Company's estimate of the deemed fair value of the Company's common stock at December 31, 2013. The total intrinsic value of options outstanding and vested at December 31, 2013 was deminimus. No options were granted prior to 2013.

A summary of the Company stock option grants for 2013 and related data is as follows:

				Common Stock
		# options		Fair Value
		vested as of	Exercise Price	on Date
Date of Grant/Termination	# of options granted	12/31/2013	Per Share	Per Share of Grant
Third Quarter
8/1/2013	1,835,000	N/A	$0.79	$0.94
Fourth Quarter
October 3, 2013 (cancellation)	(1,835,000)	N/A	$0.79	$0.94
October 3, 2013 (reissuance) *	1,835,000	254,861	$0.94	$0.94
10/4/2013	200,000	16,667	$0.94	$0.94
10/15/2013	375,000	11,625	$0.94	$0.94
11/1/2013	475,000	26,389	$0.94	$0.94
11/15/2013	150,000	8,333	$0.94	$0.94
12/2/2013	125,000	3,472	$0.94	$0.94
Total as of December 31, 2013 **	3,160,000	321,347

* All grants outstanding as of September 30, 2013 (1,835,000) were terminated and reissued at an exercise price of $ 0.94 on October 3, 2013, to reflect the independent valuation contracted by the company on September 1, 2013. The $0.79 exercise price initially set was based upon management’s estimate of the fair value of the underlying shares in July 2013. Subsequently, the Company had received a valuation report from a third party valuation firm, whose valuation report was finalized as of September 16, 2013. Pursuant to that report and consistent with the value of the Company’s shares sold in transactions in the time period around the issuance of the stock options, the fair value of the securities was determined to be $0.94 per share. Given that the exercise price was below the previously estimated fair value for the underlying shares, the Company obtained Board approval on October 3, 2013 to cancel the existing stock options and reissue them with a strike price of $0.94 per share. The cancellation and reissuance of the shares did not result in additional total compensation cost to be amortized over the options requisite service period because the strike price increased from $.79 to $.94.

19

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note G - Share Based Compensation (Continued)

Stock Options (Continued)

** All options expire ten years from date of grant. Except for options granted on October 15, 2013, all remaining options vest entirely and evenly over three years. The October 15, 2013, options had been granted to non-employee consultants. A portion of each of these consultant options vests over four years, with the remaining vesting being based upon the achievement of certain performance milestones, which are tied to either financing or drug development initiatives. No milestones were met as of December 31, 2013.

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period, with the exception of options granted subject to a consulting agreement, whereby the option vesting period and the service period defined pursuant to the terms of the consulting agreement may be different. Stock options issued to consultants are revalued quarterly until fully vested, with any change in fair value expensed. The following weighted-average assumptions were used to calculate share based compensation for the full year ended December 31, 2013:

	For the year ended December 31,
	2013	2012
Volatility	81.06%	N/A
Risk-free interest rate	1.85% - 2.15%	N/A
Dividend yield	0.0%	N/A
Expected life	5.0 - 6.0 years	N/A

The expected term of stock options represents the weighted average period the stock options are expected to remain outstanding and is based on the options vesting term, contractual terms, and industry peers as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

The risk-free interest rate assumption is based on the U.S treasury instruments whose term was consistent with the expected term of the Company’s stock options

The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The Company has never paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Accordingly, the Company has assumed no dividend yield for purposes of estimating the fair value of the Company share-based compensation.

The Company estimates the forfeiture rate at the time of grant and revises, if necessary, were estimated based on management’s expectation through industry knowledge and historical data.

Restricted Stock

The Company granted 500,000 shares of restricted common stock to a third party consultant for services. These shares were fully vested and non-forfeitable at the time of grant, but are restricted to resale over varying periods in 2014. The Company recognized the fair value of the entire grant as a service receivable (disclosed as contra equity) and will recognize expenses as services are rendered over a 12 month period. The value of the restricted stock grant is estimated using the assumed fair market value of the common stock as of date of grant, which was $0.94 a share.

20

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note H - Income Taxes

The Company accounts for income taxes in accordance with ASC 740 (Topic 740, Income Taxes). ASC 740 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected tax consequences or events that have been recognized in the Company financial statements. This interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken, or expected to be taken in a tax return that have been recorded in the Company consolidated financial statements for fiscal years 2013 and 2012.

Additionally, ASC topic 740 provides guidance on the recognition of interest and penalties related to income taxes. For year end 2013 the Company have recorded penalties of approximately $5 thousand as a component of Other Income and Expense.

At December 31, 2013, the Company had net operating loss carry forwards of approximately $3.3 million which may be offset against future taxable income through 2033. Deferred tax assets resulting principally from the net operating loss carry forwards amounted to approximately $1.4 million at December 31, 2013.  No net deferred tax assets are recorded at December 31, 2013 or December 31, 2012, as all deferred tax assets have been fully offset by a valuation allowance due to the uncertainty of future utilization. The tax effects of the major items recorded as deferred tax assets for year ending 2013 are as follows:

	Current	Non-current
	Tax Asset	Tax Asset

Assets
Accrued Bonus - Ending	$60	$-
Intangible assets	-	9
Stock Options - non ISO	-	28
Contribution carryover	-	43

Net Operating Loss	$-	$1,318

	$60	$1,398

Credit carryovers	-	24

Less: valuation allowance	$(60)	$(1,423)

Net Deferred Tax Asset	$-	$-

The Internal Revenue Code (“IRC”) limits the amounts of net operating loss carry forwards that a company may use in any one year in the event of certain cumulative changes in ownership over a three-year period as described in Section 382 of the IRC. The Company have not performed a detailed analysis to determine whether an ownership change has occurred. Such a change of ownership could limit the Company utilization of the net operating losses, and could be triggered by subsequent sales of securities by us or the Company stockholders.

21

MATINAS BIOPHARMA HOLDINGS, INC. AND SUBSIDIARY

(Formerly MATINAS BIOPHARMA INC.)

(A Development Stage Company)

Notes to the Financial Statements

December 31, 2013

Note I - Commitments and officer loans

Employment Contracts

During the year ended December 31, 2013, the Company has entered into employment contracts with executives and management personnel. The contracts provide for salaries, bonuses and stock option grants, along with other employee benefits. The employment contracts generally have no set term and can be terminated by either party. There is a provision for payments of up to twelve months of annual salary as severance if the Company terminate a contract without cause, along with the acceleration of certain unvested stock option grants.

Security Deposit

The Company was obligated to provide a security deposit of $300 thousand to obtain lease space. This deposit can be reduced by $100 thousand on an annual basis, down to $50 thousand, as long as the Company makes timely rental payments.

Loans

During 2012, the Company borrowed $24,100 from its founders and shareholders. These loans were short term, non-collateralized and non-interest bearing. In March 2013, $12,850 was repaid and in April 2013, the remaining loan balance was repaid.

Lease Space

On November 1, 2013, the Company entered into 7 year lease for office space in Bedminster, New Jersey to start approximately May, 2014 at a monthly rent of $12,723, increasing to approximately $14,200 per month at the end of the term. The Company will be required to record rent expense on a straight-line basis.

In December of 2013, the Company has entered into an agreement to lease laboratory space for one year starting January 1, 2014 in Monmouth Junction, New Jersey at a monthly rent of $2,072.

Listed below is a summary of future lease rental payments:

Fiscal Year Ending December 31,
Lease
Commitments
2014	$126,645
2015	154,629
2016	157,565
2017	160,504
2018 & Beyond	555,883
Total future minimum lease payments	$1,155,227

22

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matinas Biopharma holdings, Inc.

	By:	/s/ Roelof Rongen
Date		Roelof Rongen
April 10, 2014		President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roelof Rongen	President, Chief Executive Officer, and Director	April 10, 2014
Roelof Rongen	(Principal Executive Officer)

/s/ Gary Gaglione	Interim Chief Financial Officer	April 10, 2014
Gary Gaglione	(Principal Financial and Accounting Officer)

/s/ Herbert Conrad	Director, Chairman of the Board of Directors	April 10, 2014
Herbert Conrad

/s/ Stefano Ferrari	Director	April 10, 2014
Stefano Ferrari

/s/ James S. Scibetta	Director	April 10, 2014
James S. Scibetta

/s/ Adam K. Stern	Director	April 10, 2014
Adam K. Stern